3168 262nd Street
Aldergrove, BC, V4W 2Z6
Telephone (604) 684-6264

June 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Vicinity Motor Corp.
Registration Statement on Form F-3
File No. 333-272964

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Vicinity Motor Corp. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., eastern time, on Wednesday, July 5, 2023, or as soon thereafter as is practicable.

The Company hereby authorizes Kevin Roggow, Esq. to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Roggow at (212) 908-1294.

Very truly yours,

VICINITY MOTOR CORP.

/s/ Danial Buckle
Danial Buckle
Chief Financial Officer